ShopKo Stores, Inc.
                    700 Pilgrim Way
                    P.O. Box 19060
               Green Bay, WI 54307-9060
              Telephone:  (920)  497-2211



September 23, 1997



Mr. Jeffrey C. Girard
9481 Olympia Drive
Eden Prairie, MN 55347

RE:  Effectiveness of Resignation

Dear Jeff:

This will confirm our understanding that your resignation from the ShopKo Stores, Inc. Board of Directors will be effective upon ShopKo's written notice to you that a replacement board member has been selected. The October 1, 1997 date referenced in your June 9, 1997 resignation shall have no effect.

Sincerely,

/s/  Dale P. Kramer
---------------------
Dale P. Kramer
Chairman of the Board

DPK/lq

Acknowledged and agreed to this 24th day of September, 1997.

/s/  Jeffrey C. Girard
-----------------------
Jeffrey C. Girard